1. Name and Address of Reporting Person
   Zminda, Margaret B.
   Two Pitcairn Place, Suite 200
   165 Township Line Road
   Jenkintown, PA 19046-
2. Issuer Name and Ticker or Trading Symbol
   SPS TECHNOLOGIES, INC. (ST)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/12/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Treas, Asst Sec, & Dir Inv Rel
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               748            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Non         $32.9375                                                  02/09/2010 Common                      509     D
Qualified                                                                        Stock
Stock
Options
Non         $34.435                                                   02/12/2012 Common                      499     D
Qualified                                                                        Stock
Stock
Options
Non         $49.2813                                                  10/26/2008 Common                      230     D
Qualified                                                                        Stock
Stock
Options
Non         $51.1                                                     02/14/2011 Common                      608     D
Qualified                                                                        Stock
Stock
Options
Incentive   $19.675  02/12/2         A      V  3000        02/12/2004 02/12/2013 Common  3000     $0.0000    3000    D
Stock                003                       <F1>                              Stock
Options
Incentive   $32.9375                                                  02/09/2010 Common                      1991    D
Stock                                                                            Stock
Options
Incentive   $33.9063                                                  02/09/2007 Common                      3000    D
Stock                                                                            Stock
Options
Incentive   $34.435                                                   02/12/2012 Common                      2001    D
Stock                                                                            Stock
Options
Incentive   $41.0938                                                  02/01/2008 Common                      2000    D
Stock                                                                            Stock
Options
Incentive   $49.2813                                                  10/26/2008 Common                      4770    D
Stock                                                                            Stock
Options
Incentive   $51.1                                                     02/14/2011 Common                      1892    D
Stock                                                                            Stock
Options

Explanation of Responses:

<F1>
These options were granted as an incentive to the recipient and the number granted was calculated using the fair market value of the Company's common stock on the grant date. 20% of the options granted become exercisable one year after the grant date,and the remainder become exercisable in annual 20% increments thereafter.

SIGNATURE OF REPORTING PERSON
/s/ Margaret B. Zminda

DATE
04/23/2003